1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 17, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,320

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,320 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares FactorSelect MSCI Intl Small-Cap ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on March 19, 2015. For your convenience, your comments are summarized below and are followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please provide clarification as to how the four investment style factors relate to investment decisions.

Response: The Trust respectfully notes that BFA uses a “passive” or indexing approach to achieve the Fund’s investment objective by seeking to track the investment results of the Underlying Index. As noted in the principal investment strategies, the Index Provider selects securities from the Parent Index through a model based on four equally-weighted investment style factors: value, quality, momentum and low size, while maintaining a level of risk similar to the Parent Index.

Comment 2: How does the Trust define “small capitalization”?

Response: The Trust defines “small capitalization,” for purposes of the Fund, in the same manner as MSCI, Inc., the Index Provider. For purposes of the Underlying Index, the Index Provider includes companies that range between 85% to 99% of the free float-adjusted market capitalization in each developed market country included in the Parent Index, as determined by MSCI. The Trust has added disclosure to the principal investment strategies to reflect this definition.

Comment 3: Please confirm whether emerging markets risk is needed in the Fund’s Prospectus and/or SAI.

Response: No, investing in emerging markets is not a principal strategy of the Fund.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.

Josh Banerje, Esq.

Katherine Drury

Michael Gung

Seong Kim